FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 are the Articles of Amendment to the Restated Articles of Incorporation of Excel Maritime Carriers Ltd. (the "Company") that were filed with the Liberian Registrar of Corporations on November 4, 2009.  This Report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File Nos. 333-144909, 333-159212 and 333-159213) filed by the Company with the U.S. Securities and Exchange Commission.

Exhibit 1

ARTICLES OF AMENDMENT OF
EXCEL MARITIME CARRIERS LTD.

We, the undersigned, being the duly appointed, qualified and acting President and Secretary of Excel Maritime Carriers Ltd. (the "Corporation"), a Corporation organized under the Laws of the Republic of Liberia on the 2nd day of November, 1988, with Registration Number C-54686, hereby CERTIFY THAT:

1.	The name of the corporation is Excel Maritime Carriers Ltd.

2.	The Articles of Incorporation were filed with the Minister of Foreign Affairs as of the 2nd day of November, 1988.

3.
Previous Amendments to the Articles of Incorporation were filed on the 7th day of February, 1989; the 28th day of June, 1996; the 28th day of April, 1998 changing the corporation name from B+H MARITIME CARRIERS LTD. to EXCEL MARITIME CARRIERS LTD. A previous Amendment was also filed on the 1st day of May, 1998; Restated Articles of the Corporation were filed on the 11th day of November, 1999 and the 23rd day of October, 2006; Articles of Amendment of the Articles of Incorporation were filed on the 10th day of February, 2003 and a Corrected Instrument of Filing of Articles of Amendment was filed on the 15th day of June, 2004; Restated Articles of Incorporation were filed on the 15th day of June, 2004; An Amendment and Restated Articles of Incorporation was filed on October 23, 2006; Articles of Amendment of the Articles of Incorporation were filed on the 30th day of November, 2007. Restated Articles of Incorporation were filed on the 10th day of March, 2008; Articles of Amendment of the Restated Articles of Incorporation were filed on the 10th day of April, 2008; Articles of Amendment of the Restated Articles of Incorporation were filed on the 9th day of October, 2008.

4.	The amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon.

5.	Section 1 of Article FIFTH of the Amended and Restated Articles of Incorporation presently reads as follows:

FIFTH. Capitalization.

5.1
Authorized Amount.  The aggregate number of shares which the Corporation shall have authority to issue is 106,000,000 of which (a) 100,000,000 shares shall be Class A common shares per value $0.01 per share, (hereinafter referred to as "Class A Shares"), to be issued in registered form, (b) 1,000,000 shares shall be Class B common shares, par value $0.01 per share (hereinafter referred to as "Class B Shares"), to be issued in registered form and (c) 5,000,000 shares shall be shares of Preferred Stock, par value $0.1 per share, to be issued in registered form and series (the "Preferred Stock").  The holders of the Class A Shares shall be entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Corporation, and the holders of Class B Shares shall be entitled to 1,000 votes per share on each matter requiring the approval of the holders of common shares of the Corporation whether pursuant to these Articles of Incorporation, the Corporation’s by-laws, the Business Corporation Act or otherwise.  The holders of the Class A Shares and the Class B Shares shall vote as a single class on all such matters, except as set forth in (i) below.  In addition, the Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, the Preferred Stock as a class or any series of the Preferred Stock.  Such resolutions shall be filed with the Minister of Foreign Affairs in accordance with Section 5.1(5) of the Business Corporation Act.  The issue and the determination by the Board of Directors of the rights of (i) any class or series of shares, other than Class A Shares and Preferred Stock, is subject to the prior affirmative vote of the majority of the votes represented by the total number of issued and outstanding shares of that class voting as a single class and (ii) any class or series of Preferred Stock is subject to the prior affirmative vote of the majority of the votes represented by all issued and outstanding shares of all classes and series of the Corporation voting as a single class; provided that the approval in clauses (i) and (ii) above is not required if shares are issued to Directors, Officers or employees of the Corporation pursuant to an incentive, compensation or similar plan or otherwise as compensation duly authorized by the Board of Directors.

Is hereby amended to read as follows:

FIFTH. Capitalization.

5.1
Authorized Amount.  The aggregate number of shares which the Corporation shall have authority to issue is 1,000,000,000, of which (a) 994,000,000 shares shall be Class A common shares per value $0.01 per share, (hereinafter referred to as "Class A Shares"), to be issued in registered form, (b) 1,000,000 shares shall be Class B common shares, par value $0.01 per share (hereinafter referred to as “Class B Shares”), to be issued in registered form and (c) 5,000,000 shares shall be shares of Preferred Stock, par value $0.1 per share, to be issued in registered form and series (the "Preferred Stock").  The holders of the Class A Shares shall be entitled to one vote per share on each matter requiring the approval of the holders of common shares of the Corporation, and the holders of Class B Shares shall be entitled to 1,000 votes per share on each matter requiring the approval of the holders of common shares of the Corporation whether pursuant to these Articles of Incorporation, the Corporation's by-laws, the Business Corporation Act or otherwise.  The holders of the Class A Shares and the Class B Shares shall vote as a single class on all such matters, except as set forth in (i) below.  In addition, the Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, the Preferred Stock as a class or any series of the Preferred Stock.  Such resolutions shall be filed with the Minister of Foreign Affairs in accordance with Section 5.1(5) of the Business Corporation Act.  The issue and the determination by the Board of Directors of the rights of (i) any class or series of shares, other than Class A Shares and Preferred Stock, is subject to the prior affirmative vote of the majority of the votes represented by the total number of issued and outstanding shares of that class voting as a single class and (ii) any class or series of Preferred Stock is subject to the prior affirmative vote of the majority of the votes represented by all issued and outstanding shares of all classes and series of the Corporation voting as a single class; provided that the approval in clauses (i) and (ii) above is not required if shares are issued to Directors, Officers or employees of the Corporation pursuant to an incentive, compensation or similar plan or otherwise as compensation duly authorized by the Board of Directors.

IN WITNESS WHEREOF, the undersigned have executed Articles of Amendment on this the 21st day of October, 2009.

Signature:	/s/ Gabriel Panayotides	Signature:	/s/ Ismini Panayotides
Name:	Gabriel Panayotides	Name:	Ismini Panayotides
Title:	President	Title:	Secretary

ACKNOWLEDGMENT:

On this the 21st day of October, 2009, before me personally came Gabriel Panayotides and Ismini Panayotides known to me to be the individuals described in and who executed the foregoing instrument and they jointly and severally duly acknowledged to me that the execution thereof was their act and deed and the act and deed of the Corporation.

NOTARIAL SIGNATURE AND SEAL

Signature:	/s/ Nick Soutos
Name:	Nick Soutos
Title:	Consul General Consulate General of Liberia Piraeus, Greece

SK 02545 0001 1043980

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

	By:	/s/ Eleftherios Papatrifon
Eleftherios Papatrifon
Chief Financial Officer

Dated: November 12, 2009